March 31, 2020

Joseph G. Taylor
Chief Financial Officer
Brinker International, Inc.
3000 Olympus Blvd
Dallas, TX 75019

       Re: Brinker International, Inc.
           Form 10-K for the Fiscal Year Ended June 26, 2019
           Filed August 22, 2019
           File No. 001-10275

Dear Mr. Taylor:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 26, 2019

Consolidated Statements of Comprehensive Income, page F-19

1. We note your presentation of the sub-total "Company restaurant expenses" on the face of your statements of comprehensive income and that this sub-total excludes certain operating expenses for restaurant-related charges for impairments and asset write-offs as detailed in note 5 on page F-37. We also note that the name of this sub-total is very similar to the expense captioned "Restaurant expenses" included within it. Please tell us your basis for presenting this sub-total and for excluding restaurant-related charges from
       it.

       It appears from your disclosure on page F-53 that "Cost of sales" may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly because your cost of sales expense is not burdened with other direct and indirect costs of producing your food and beverage.
 Joseph G. Taylor
Brinker International, Inc.
March 31, 2020
Page 2
         Please revise the notes to your financial statements to narratively describe the types of expenses included in "Restaurant expenses."
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameJoseph G. Taylor                              Sincerely,
Comapany NameBrinker International, Inc.
                                                                Division of
Corporation Finance
March 31, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName